January 13, 2026

J. Alberto Arias
Chief Executive Officer
Largo Inc.
1 First Canadian Place
100 King Street West, Suite 1600
Toronto, Ontario
M5X 1G5
Canada

        Re: Largo Inc.
            Registration Statement on Form F-3
            January 8, 2026
            File No. 333-292609
Dear J. Alberto Arias:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Lisa Reidy